Delisting Determination,The Nasdaq Stock Market, LLC,
May 12, 2008, Immunicon Corporation. The Nasdaq Stock
Market LLC (the Exchange) has determined to remove from listing the common stock of Immunicon Corporation
(the Company), effective at the opening of the trading session on May 22, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(3). The Company was notified of the Staffs determination on April 18,2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 29, 2008.